SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                         SCHEDULE 14D-9
       Solicitation/Recommendation Statement Pursuant to
    Section 14(d)(4) of the Securities Exchange Act of 1934



                BRAUVIN INCOME PROPERTIES L.P. 6
                   (Name of Subject Company)



                Brauvin Income Properties L.P. 6
            (Names(s) of Person(s) Filing Statement)

                 Limited Partnership Interests
                 (Title of Class of Securities)



                         Not Applicable
             (CUSIP Number of Class of Securities)



                Thomas E. Murphy, Treasurer and
                    Chief Financial Officer
                        Brauvin 6, Inc.
              30 North LaSalle Street, Suite 3100
                    Chicago, Illinois 60602
             (Name, address and telephone number of
              person authorized to receive notices
              and communications on behalf of the
                   persons filing statement)



                        With a copy to:

                     Don S. Hershman, Esq.
                         Holleb & Coff
                   55 East Monroe, Suite 4100
                    Chicago, Illinois 60603
                         (312) 807-4660

Item 1.        Security and Subject Company

     The name of the subject company is Brauvin Income Properties L.P. 6, a Delaware limited partnership (the "Partnership"). Jerome
J. Brault and Brauvin 6, Inc., an Illinois corporation, are the general partners of the Partnership (the "General Partners"). The principal executive offices of the Partnership and the General Partners are located at 30 North LaSalle Street, Suite 3100, Chicago, Illinois 60602. The title of the class of equity securities to which this statement relates is the units of limited partnership interest of the Partnership (the "Units").

Item 2.        Tender Offer of the Bidder

     This statement relates to a tender offer by Accelerated High Yield Pension Investors, L.P.; Accelerated High Yield Institutional Investors, L.P.; Accelerated High Yield Institutional Fund, L.P.; Mackenzie Patterson Value Fund 5, LLC; and Mackenzie Patterson Special Fund, L.P. (collectively, the "Bidder" or the "Purchaser") disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated October 15, 1998 to purchase up to 784 Units at a purchase price equal to $475 per Unit, less the amount of any distributions declared or made with respect to the Units between October 15, 1998 (the "Offer Date") and November 13, 1998 or such other date to which this Offer may be extended (the "Expiration Date") (the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 1998 and the related Letter of Transmittal (the "Offer to Purchase" or the "Offer").

     Based on the information in the Schedule 14D-1, the business address of the person authorized to receive notices and communications on behalf of the Purchasers is Mackenzie Patterson, Inc., 1640 School Street, Moraga, California 94556 (the
"Depositary").

Item 3.        Identity and Background

     (a) The name and address of the Partnership, which is the person filing this Statement, is set forth in Item 1 above.

     (b) There is no material contract, agreement, arrangement or understanding or any material actual or potential conflict of interest between: (i) the Partnership and the General Partners;
(ii) the Partnership and the Purchaser; or (iii) the General Partners and the Purchaser. The General Partners are entitled to receive distributions of the Partnership's operating cash flow and net sale or refinancing proceeds, which amounts are subordinated to certain preferential returns due the limited partners of the Partnership (the "Limited Partners"), as outlined in the Partnership's Restated Limited Partnership Agreement, as amended to date (the "Agreement"). In addition, an affiliate of the General Partners is compensated for providing property management services to the Partnership. The Partnership paid this affiliate of the General Partners approximately $130,000 for the year ended December 31, 1997 and approximately $65,000 for the six months ended June 30, 1998, for such services, pursuant to the terms of the Agreement. In addition, should the General Partners or their affiliates provide services to the Partnership in connection with the sale or refinancing of one of the Partnership's real properties, they will be entitled to a fee for such services, however, it will be subordinated to certain preferential distributions due to the Limited Partners, as set forth in the Agreement.

Item 4.        The Solicitation or Recommendation

     (a) Recommendation of the General Partners. The Partnership is not expressing an opinion and is remaining neutral towards the Offer to Purchase.

     (b) Background, Reasons for Recommendation. In deciding to remain neutral on the Offer to Purchase, the General Partners considered the fact that on September 9, 1998, the Partnership retained Landauer Associates, Inc. ("Landauer") to undertake a due diligence and market pricing analysis of two of the Partnership's
real properties   Delchamps Plaza Shopping Center and Shoppes on
the Parkway. Further, the Partnership recently engaged Valuation Research Corporation ("Valuation") to appraise the Partnership's smallest property, Ponderosa Unit No. 886, located in Garfield Heights, Ohio. The engagement letter with Landauer is included as Exhibit (a)(2) to this Schedule 14D-9 and describes the scope of the engagement. The General Partners believe they cannot make a recommendation to the Limited Partners until they have received the information from Landauer and Valuation (both of which are unaffiliated with the Partnership and the General Partners). The valuations of these properties are expected to be completed by the end of the calendar year. In reviewing the Offer to Purchase, the General Partners were unable to determine how the Bidder will deal with the provision of the Agreement prohibiting a Limited Partner to transfer less than five Units or make any transfer of his Units if after such transfer he owns less than five Units, as the Offer to Purchase is silent on this matter. However, should a Limited Partner desire liquidity at this time, the Offer to Purchase gives the Limited Partner such an opportunity.

Item 5.        Persons Retained, Employed or to Be Compensated

     None.

Item 6.        Recent Transactions and Intent with Respect to
Securities

     (a)  None.

     (b)  Not applicable.


Item 7.        Certain Negotiations and Transactions of the Subject
Company

     (a) The Partnership has not engaged in any negotiation in response to the Offer to Purchase which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.

     As described in Item 4 of this Statement, the Partnership has retained Landauer and Valuation to undertake due diligence and market pricing analyses of the Partnership's real properties. Until such analyses are completed, the Partnership will not make a decision whether to proceed with a sale and disposition of these properties, and will remain neutral towards the Offer.

     (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8.        Additional Information to Be Furnished

     None.

Item 9.        Materials to Be Filed as Exhibits

     (a)(1)    Letter to Limited Partners

     (a)(2) Engagement Letter dated September 9, 1998 by and among Landauer Associates, Inc. and the Partnership

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 1998

                         BRAUVIN INCOME PROPERTIES L.P. 6

                         By:  Brauvin 6, Inc.,
                              Corporate General Partner


                              By:  /s/ Jerome J. Brault
                                   Jerome J. Brault,
                                   President

                         By:  /s/ Jerome J. Brault
                              Jerome J. Brault,
                              General Partner

                        Exhibit 9.(a)(1)

Brauvin Real Estate Funds
30 N. LaSalle Street
Suite 3100
Chicago, IL 60602


October 26, 1998

Dear Limited Partner, Brauvin Income Properties L.P. 6:

On October 15, 1998, the General Partners received an unsolicited tender offer to purchase up to 10% of the outstanding Limited Partnership Units of the fund for $475 per Unit. The offer is being made in part by an entity that currently owns a nominal economic interest in the Partnership.

At this time the General Partners have not made a decision as to the particular merits or risks associated with the tender offer to the Limited Partners.

However, the General Partners would like to point out, as previously reported to you in the 1997 Annual Report, we are exploring various alternatives to sell the Partnership's assets. Further, as reported in the August 15, 1998 Second Quarter Report, the Partnership has engaged a nationally known appraisal firm to value the Partnership's assets. Additionally, the firm will assist us in determining the appropriate method and timing for the disposition of the Partnership's assets. The appraisal of the assets is expected to be completed by the end of the calendar year. We believe an informed determination of the true value of the Units can be made at that time. The value of the Units after the receipt of the appraisal may be more or less than the current tender offer.

Nonetheless, for those investors who are primarily interested in liquidating their Units immediately the tender offer gives you this
opportunity.   Additionally, there can be no assurance that a
better offer for the purchase of your Units may be available now or in the future. Please be advised that by accepting this tender offer you will no longer have ownership interest in the Partnership's assets and thus will not share in any potential changes in their value.

Ultimately each of you has to make the determination as to whether to sell now at the current tender price or wait to see the results from the appraisal of the assets. We do recommend, however, that if you choose to sell your interest at this time, you consider other options for sale including the informal secondary market for partnership units. If you would like further details regarding the informal secondary market please consult with your broker or registered representative.

If you choose to accept the tender offer, payment will come directly from the outside group of investors.

As a reference point, on August 15, 1998, Brauvin Income Properties L.P. 6 paid you an annualized yield of 8% based on your current capital account.

As always, if you have any questions regarding your investment please do not hesitate to contact us.

Sincerely,


/s/ Jerome J. Brault

Jerome J. Brault
Managing General Partner

                        Exhibit 9.(a)(2)

Landauer Real Estate Consultants
Landauer Associates, Inc.
225 West Washington Street
Suite 1500
Chicago, IL 60606
(312) 899-0100
Fax (312) 899-0006


September 9, 1998


Mr. Jerome J. Brault
Brauvin Real Estate Fund L.P. 6
c/o Brauvin Real Estate Funds
30 N. LaSalle St., Suite 3100
Chicago, IL 60602

Dear Mr. Brault:

Thank you for providing Landauer Associates, Inc. ("Landauer") with the opportunity to present the following proposal for professional services to Brauvin Real Estate Fund L.P. 6 (the "Seller"). This letter is intended to describe the terms and conditions under which Landauer will be authorized by Seller to initiate and complete a two-phased engagement respecting a certain commercial properties more fully described below (the "Properties"). Phase I of the engagement will be a market pricing analysis; under Phase II of the engagement Landauer will be engaged to arrange the sale of the Properties.

The Properties includes the following:

DelChamps Plaza Shopping Center: a 59,389 square foot shopping center located in Tuscaloosa, AL;
Shoppes on the Parkway: a 86,866 square foot shopping center located on Hilton Head Island, SC.

Scope of Services

The services to be provided by Landauer to Seller under this agreement can be grouped generally into two distinct phases: PHASE
I:  Due Diligence and Market Pricing Analysis;  PHASE II:
Marketing. PHASE II will be further sub-divided into three sub-phases: PHASE IIa: Pre-Marketing; PHASE IIb: Marketing and PHASE IIc: Post-Marketing.

The specific services that Landauer hereby agrees to provide under each of these phases includes the following:

PHASE I:  Due Diligence and Market Pricing

The specific services to be provided under Phase I shall include the following:
Investigate and report on the market conditions for the Properties in their respective sub-markets;
Investigate and report on the economic and demographic conditions in each sub-market;
Inspect the Properties, investigate the market for rental comparables, operating expense levels and other factors affecting income Properties;
Review the operating history of the Properties;
Provide ten-year cash flow projections;
Research the market or sales comparable Properties to establish appropriate rates of return and ranges of selling prices per square foot.

The deliverable report under Phase I of the engagement will be a limited summary report, which will include Sales Comparables and a ten-year cash flow or stabilized operating analysis, as applicable. Appropriate pricing parameters will be concluded. The report will be prepared in conformance with and subject to the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute, and subject to our Assumptions and Limiting Conditions. Upon your request, the deliverable under Phase I of the engagement may be expanded to include complete MAI appraisal report(s).

We anticipate the timing for PHASE I to be approximately six (6) to eight (8) weeks. In the event you request complete appraisal reports the anticipated timing for completion of PHASE I would increase by approximately two (2) weeks.

Should we be required to prepare for and/or give testimony at any legal proceedings relative to the work performed under Phase I of the engagement, the fees for such activity will be in addition to the fees quoted in this agreement. In such an event, we will accrue, on a time-billed basis, all time expended in the giving of depositions, attending pre-trial meetings and preparation, attending and giving testimony in court, and other meetings and conversations with you or your representatives or other counsel pertinent to any legal proceedings on this matter, which time will be accrued at the normal hourly billing rate for each Landauer professional involved. This accrued time will be billed separately from the aforementioned fee, plus any out-of-pocket expenses that may be incurred in this subsequent activity.

PHASE II:  Properties Marketing

In the event that Seller, in its sole discretion, determines to proceed with a sale and disposition of the Properties, it is understood and agreed that Seller will retain Landauer to represent seller in such sale and disposition of the Properties on an exclusive basis as more fully described below.


PHASE IIa:     Pre-marketing.

Utilizing the data and information gathered and analyzed under Phase I of the engagement, Landauer's capital markets professionals will prepare a professional confidential Information Memorandum and supporting materials (the "Marketing Materials"). The Marketing Materials will serve as the basis of presentation for the marketing of the Properties. During the Pre-Marketing phase of the engagement Landauer will begin to source indications of interest from potential buyers. We anticipate the timing of the Pre-Marketing phase to be approximately two (2) weeks.

PHASE IIb:     Marketing.

In the marketing phase of the project, Landauer will draw on its regional, national and international network in the commercial real estate industry for the purpose of constructing a targeted list of potential purchasers of the Properties. Upon approval of the list by you and the proposed marketing approach, including appropriate confidentiality procedures, Landauer will contact decision-makers within the organizations identified on the list and will arrange and organize meetings with such individuals. Landauer will make confidential presentations to such individuals for the purpose of soliciting offers and will make available to them the Firm's base of knowledge and expertise in support of market pricing. Landauer will assist in coordinating and managing site visits and information requests on the part of prospective purchasers. Landauer will assist you in assessing the relative merits of competing offers by drawing on the company's depth of experience and expertise in the real estate capital markets. We anticipate the timing of the Marketing phase to be approximately three (3) months.

PHASE IIc:     Post Marketing.

Upon selection of a suitable buyer, or buyers, for the Properties, Landauer capital markets professionals will work with Seller in facilitating the buyer's due diligence process as well as the contract negotiations and preparation of documentation in connection with facilitating an expeditious closing. We anticipate the timing of the Post-Marketing phase to be approximately three
(3) months from date of execution of a purchase and sale agreement to closing.

Terms and Conditions

Exclusive Engagement

Subject to the termination provisions detailed below, Seller hereby grants to Landauer the exclusive right to represent Seller in the sale of the Properties for a period commencing the date upon which this agreement is executed and continuing for twelve (12) months thereafter (the "Exclusive Period"). Seller agrees to direct all inquiries regarding the sale of the Properties to the attention of Landauer, and Landauer agrees to promptly respond to such inquiries, during the Exclusive Period.

Termination

Notwithstanding anything contained herein to the contrary, this agreement may be terminated at anytime by either party upon 30 days written notice to the other party. Any termination shall not affect Landauer's rights to be reimbursed for its reasonable out-of-pocket expenses, such as travel, communications, printing and similar matters necessary to carry out the services hereunder. Absent specific written approval from you such expenses shall not exceed $3,000 in the aggregate.

Fees Survive Termination in Certain Events

If Seller should enter into a written agreement to close the sale of the Properties before the termination of this agreement, but the closing does not occur until after the termination of such period, Landauer shall be entitled to be paid the compensation in accordance with the terms of this agreement whenever such closing occurs.

If Seller closes the sale of the Properties with a party with whom Landauer dealt during the term of this agreement, and provided that such party, prior to termination of this agreement, evidenced a bona fide interest based upon Landauer's efforts and a closing of the sale with such party, or any affiliate or subsidiary thereof, takes place within twelve (12) months after the termination of this Agreement, Landauer shall be entitled to the compensation provided for in this agreement. For purposes of this agreement, the term "bona fide interest" shall mean any party who requests and receives Marketing Materials from Landauer.

The provisions of this paragraph shall in no way be deemed to limit Landauer's right in the previous paragraph.

If Landauer elects to terminate this agreement, the foregoing two paragraphs shall be of no force or effect.

Notwithstanding anything to the contrary contained in this Agreement, to the extent any Properties is sold, transferred or conveyed to any lender that currently has a mortgage loan on any of the Properties, no fee shall be payable to Landauer under Phase II of the engagement. This paragraph shall in no way be interpreted to inhibit the ability of Landauer to collect fees as earned specifically under Phase I of the engagement as more fully described below.

Fees

Phase I Fees:   The fee for completion of Phase I of the engagement
will be $12,900. In the event Seller elects to extend services under Phase I to include full appraisals the fee will be increased to $14,300.

The Phase I Fee is not contingent upon the finding of a specific value or values nor upon the occurrence of any outside event or third party act, and is due and payable upon the rendering of services agreed to herein and delivery of the final report(s). In the event the assignment is terminated prior to the issuance of the final report(s), our reimbursement will be based upon the quoted fee and the proportion of the assignment that has been completed and the expenses incurred to date.

Phase II Fee:   Seller agrees to pay Landauer, and Landauer agrees
to accept from Seller, a contingent placement fee (the "Placement Fee") for all of the services described herein under PHASE II, including Landauer's part in structuring and arranging the sale of the Properties. The Placement Fee shall be an amount equal to 2% of the Gross Sales Price of the Properties.

For purposes of this paragraph, Gross Sales Price shall mean the purchase price for the Properties as stated in the agreement of purchase and sale without deduction for closing expenses, adjustments or costs of any kind.

The Placement Fee will be earned by and payable to Landauer as, if and when the closing of the sale of the Properties occurs without regard to any portion of the purchase price which, by the terms and conditions of the purchase and sale agreement, may be paid on a deferred basis.

In the event that a sale of the Properties is consummated with more than one buyer, the Placement Fee shall be earned by and payable to Landauer upon each individual Property's respective closing.

Landauer agrees to provide a credit against the Placement Fee for any and all fees received in connection with Phase I of the engagement.

Sharing of Information

Seller shall make available to Landauer, on a timely basis, the documents and other information which are necessary or appropriate for the fulfillment of its assignment hereunder and the property marketing of the transaction. All documents and information supplied to Landauer by Seller shall, to the best of Seller's knowledge, be complete and accurate and Seller shall correct any information which it learns is incomplete or inaccurate. Seller's non-public documents and information shall be treated as proprietary and as confidential and Landauer, its agents, employees and representatives shall so treat such documents and information. All such documents and information supplied to Landauer by Seller shall at all times remain the Properties of Seller and Landauer agrees to promptly return same to Seller upon request, and except as authorized by Seller in connection with the marketing of the Properties Landauer shall not use such information except in connection with the engagement.

To the extent that Landauer prepares any market pricing analysis or other report ("Analysis") regarding the economics or pricing of the Properties, Seller acknowledges and agrees that such Analysis will be an estimate only and will not constitute a representation, warranty, covenant or guaranty, either express or implied, regarding future events or performance.

Landauer will at all times keep Seller fully apprised of the progress and status of each phase of the project. In addition to providing Seller immediate information updates on an as requested basis, Landauer will provide Seller with a formal written status report on a bi-weekly basis.

Approval of Offer(s)

Seller, in its sole discretion, reserves the right to accept or reject any offer with respect to the sale of the Properties.

Miscellaneous

In the event that an agreement of purchase and sale for the Properties is duly executed but later terminated solely as the result of Seller's willful and wrongful breach of such agreement exclusive of any breach caused by events of Force Majeure, Landauer may, at its option, extend the Exclusive Period for a twelve month period from the date of such termination.

In the event that any action, suit or other proceeding in law or in equity is brought in connection with any term or provision in this agreement, and such action results in award of a judgment for money damages or in the granting of any injunction or restraining order, all expenses (including reasonable attorney's fees) of the prevailing party in such action, suit or other proceeding shall be paid promptly by the non-prevailing party. It is agreed by the parties that any such action, suit or other proceeding shall take place in, and be subject to the laws of, the state of Illinois.

The party executing this agreement on behalf of Seller represents and warrants that he is duly authorized to bind Seller with respect to the terms and conditions of this agreement.

This agreement contains the entire agreement of the parties hereto and replaces any prior agreements or understandings with respect to the subject matter hereof. It may not be changed, amended or modified except by an instrument in writing signed by the parties hereto.

Provided the terms and conditions of this agreement meet with your approval, please evidence your acceptance of this agreement by executing on behalf of Seller, and returning one copy to my attention.

On behalf of Landauer Associates, Inc. we want to thank you again for providing us with the opportunity to present this proposal for professional services. We look forward to representing you and working with you toward an expeditious and successful closing of this transaction.

Sincerely,

LANDAUER ASSOCIATES, INC.


/s/ Cary Uretz

Cary A. Uretz
Managing Director
Capital Markets Group




AGREED AND ACCEPTED:

Brauvin Income Properties L.P. 6


          By:       Brauvin 6, Inc.

          By:       /s/ James L. Brualt

Title:    Vice President

Date:     9/15/98